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                              August 1, 2023

       Alon Ben-Noon
       Chief Executive Officer
       NeuroSense Therapeutics Ltd.
       11 HaMenofim Street, Building B
       Herzliya 4672562 Israel

                                                        Re: NeuroSense
Therapeutics Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 21, 2023
                                                            File No. 333-273375

       Dear Alon Ben-Noon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 21, 2023

       Cover Page

   1. Please revise the heading on your cover page to quantify the number of warrants to be registered.
       General

   2. In relation to the 3,000,000 ordinary shares of common stock issuable upon exercise of the ordinary warrants
issued in the June 22, 2023, private placement, please tell us your basis for registering the
offering of these shares on a primary basis. In this regard, we note that these shares and
warrants were issued pursuant to the exemptions provided in Section
                                                        4(a)(2) of the
Securities Act and Regulation D promulgated thereunder, and are exercisable within one
year. Please consider the rationale set out in Securities Act
 Alon Ben-Noon
NeuroSense Therapeutics Ltd.
August 1, 2023
Page 2
      Sections C&DI Questions 139.08, 239.15, and 103.04.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameAlon Ben-Noon
                                                           Division of
Corporation Finance
Comapany NameNeuroSense Therapeutics Ltd.
                                                           Office of Life
Sciences
August 1, 2023 Page 2
cc:       Brian Rosenzweig, Esq.
FirstName LastName